Filed by Zimmer Holdings, Inc.

(Commission File No. 001-16407)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: LVB Acquisition, Inc.

Commission File No. for Registration Statement

on Form S-4 filed by Zimmer Holdings, Inc.: 333-198380

MESSAGE FROM THE INTEGRATION MANAGEMENT OFFICE

Zimmer and Biomet Team Members:

The December summit marked the fifth integration planning summit, and the first gathering following the announcement of the Zimmer Biomet company name and the future Operating Committee. With the new leadership team in place, the integration planning is getting more involved and continues to build momentum. Throughout the two days, we had many productive discussions focused on Day 1 execution and beyond. As we did after the last summit, we wanted to share a few themes that emerged over the two days together.

—	We are preserving the heritage and success of both companies. The decision to largely maintain the organizational structure of both companies into Zimmer Biomet is a reflection of the strength of each organization. Similarly, the decision to name the new company Zimmer Biomet was made to build on the strength of both companies’ brands.

—	The culture of the new company will be based on openness, trust, flexibility and accountability. Prior to the summit, the new Operating Committee met as a leadership team for the first time. Several members – Bill Fisher, Dan Williamson, Dan Florin and Adam Johnson – shared their perspectives from the meeting. All of them spoke about the new leadership team’s desire to collaborate and learn from one another. Bill Fisher spoke to the idea that the team is excited to refresh the ways of running the business through ideas that will lead to a stronger company. Dan Florin echoed this in his finance update, speaking to the need for the culture of the new company to be nimble and innovative to continue to grow and meet the expectations of investors.

—	The integration process is moving forward, on schedule, thanks to the hard work of the integration teams. We are still on pace to close the transaction in the first quarter of calendar 2015. There is considerable work to be done between now and then, but we are fast approaching the beginning of our new company.

Importantly, note that very little will change on Day 1. In fact, many of the day-to-day activities will be the same for the days and weeks following close. Day 1 marks the day when our merger officially closes and we begin operations as Zimmer Biomet. At this time, we will begin the implementation of the integration plans. While the company will be formally known as Zimmer Biomet, we will still have two legal entities in most places where the new company will operate. Here is how the integration process unfolds after the merger officially closes:

COMING
TOGETHER
MERGER ROADMAP
Combining Zimmer and Biomet is a multi-year process that only starts on Day 1.
NOW
INTEGRATION PLANNING
Build a world-class team & culture
Maintain focus on business momentum, ensure channel integration is a success
Drive growth above industry average at every major product & geography intersection
Expand offering and accelerate business model innovation
Drive operational excellence
Fund the transformation
DAY 1
MERGER CLOSES.
CELEBRATION FESTIVITIES!
We are now Zimmer Biomet, with no major changes to day-to-day operations
Open communications between Zimmer and Biomet to allow for complete information sharing
DAY 2 TO 90
IMPLEMENTATION BEGINS
Beginning with integration work on operational level for all countries and functions
DAY 90 TO 2 YEARS
FULLY INTEGRATED
The newly joined companies begin to function as a fully integrated team
Additional decisions may be taken regarding branding, products, sales

Sincerely,

Derek Davis IMO Integration Lead (Zimmer) VP Finance, Corporate Controller and Chief Accounting Officer	Peggy Taylor IMO Integration Lead (Biomet) SVP, Human Resources

HAPPY NEW YEAR FROM DAVID AND JEFF

We hope everyone had a great holiday season and start to the New Year.

We continue to be impressed every day by your focus and dedication, and we want to use this opportunity to express our deep appreciation. Through the announcement of our anticipated combination last year and all of the associated planning, you continue to execute on your roles for the benefit of Biomet’s and Zimmer’s respective Customers, and their patients. Time and time again, we see you demonstrate an unwavering commitment to healthcare professionals and each Company’s leadership in the industry. If we continue to be this strong as individual organizations, we will be extremely well-positioned as one organization when the combination is complete.

As we kick off 2015, please take a moment to remember all of the good that comes from the work you do every day. Our organizations improve the quality of life for patients around the world. The important work you do makes a tremendous difference, and we are honored to have such extraordinary teams. Our 2014 will be remembered as a significant milestone in our history, and we are confident that we will all continue building on our momentum this year.

Thank you for all you do for our companies.

David Dvorak and Jeff Binder

INTRODUCING THE FUTURE OPERATING COMMITTEE: REGION EXECUTIVE LEADERSHIP

Zimmer Biomet’s future Operating Committee will be organized around three business units, three regions and six functional areas. The following chart illustrates the leadership structure of the combined company, post-closing.

In the previous issue of Coming Together, you met the business unit executive leadership. In this issue, we are introducing the region executive leadership.

Stuart G. Kleopfer

President, Americas. The Americas region will be comprised of the United States, Canada and Latin America.

Stuart G. Kleopfer has been President of Biomet U.S. since May 2011. Prior to this appointment, he served as President, Biomet Biologics from December 2005 to May 2011. Stuart began his career at Biomet in 1988 and has held many positions of increasing responsibility. Stuart holds a Bachelor of Science degree in Geology from Indiana University.

Katarzyna Mazur-Hofsaess, M.D., Ph.D.

President, EMEA. EMEA will be comprised of Europe, the Middle East and Africa.

Katarzyna Mazur-Hofsaess was appointed President, Europe, Middle East and Africa in April 2013. Katarzyna joined Zimmer in February 2010 as Senior Vice President, EMEA Sales and Marketing and was appointed President, EMEA Reconstructive in February 2012. Prior to joining Zimmer, Katarzyna served in several leadership positions at Abbott Laboratories, finally as Vice President, Diagnostics – Europe. She is a qualified Medical Doctor and also holds a Ph.D. from Gdansk Medical University in Poland, as well as an MBA from the Warsaw School of Economics and the University of Minnesota.

Sang Yi

President, Asia Pacific. The Asia Pacific region will be comprised of China, Japan, India, Australia, New Zealand, Korea and Southeast Asia.

Sang Yi joined Zimmer in March 2013. He previously served as the Vice President and General Manager of St. Jude Medical for Asia Pacific and Australia since 2005. Sang also spent 10 years and held several leadership positions in Boston Scientific Corporation (BSC), with his last appointment being the Vice President for BSC North Asia. Sang graduated from the University of South Florida with a Bachelor of Science degree in Electrical Engineering.

In the next issue of Coming Together, we’ll introduce the leaders of the functional areas.

SPOTLIGHT ON: THE PATIENTS WE SERVE

A commitment to serving patients is at the heart of both Zimmer and Biomet – an important similarity that both companies share.

Our employees and Team Members are dedicated to creating innovative products that improve the lives of patients around the world. Whether it’s creating a new technology, material or service, we strive to deliver the highest quality products because we know that surgeons and their patients are counting on us.

FUN FACT

Biomet and Zimmer also share a strong commitment to corporate philanthropy. In 2013, the companies donated a total of more than $39 million through grants, product and monetary donations. This includes providing products to support nearly 100 mission trips. In 2014, Zimmer and Biomet each pledged $1 million to the YMCA of Kosciusko County, to help build a new facility to support the residents of our headquarters’ community.

FREQUENTLY ASKED QUESTIONS

1. We recently announced the future Zimmer Biomet leadership team that will report to President and CEO David Dvorak at the close of the transaction. What will that group be called?

The 12 leaders who will report to Zimmer Biomet President and CEO David Dvorak will be called the Operating Committee or “OpCom” for short.

2. We’ve noticed that Zimmer says “employees” and Biomet says “Team Members.” What will we all be called when we are Zimmer Biomet?

The Zimmer Biomet Operating Committee has decided that we will refer to employees of the new company as Team Members. This recognizes that every individual of our team is critical to the success of the new organization. It also reinforces our coming together as one team.

3. How will Team Members from Zimmer and Biomet be able to communicate with each other when the merger is complete?

There will be open communication across all Zimmer Biomet locations immediately after the close of the transaction. There will also be a Zimmer Biomet intranet site available with company and integration information to help all Zimmer Biomet Team Members stay up to date with what’s going on at the newly combined company.

4. What does it mean for the European Commission to “stop the clock” on its review of the proposed merger between Zimmer and Biomet?

The “stopping of the clock” in the review of the Zimmer Biomet combination means that the European Commission is no longer bound by the 90-day deadline set forth in the EU merger rules. Instead, it is taking “time out” to test the proposed remedies in the marketplace so as to move forward with the approval of the transaction. Despite the extra time, we still expect closing to occur in the first quarter of 2015.

5. What will happen to my 401(k) retirement benefits?

Your 401(k) employee contributions will remain 100 percent vested. Amounts Zimmer or Biomet has contributed as matching funds in your 401(k) cannot be forfeited once vested, and your credited Company service as of the closing of the transaction will continue to count toward your 401(k) vesting in accordance with the terms of the plan.

6. What will happen to my Health Savings Account (HSA) money?

You are 100 percent vested in your HSA account. It will continue to be available to you after close, just as before close.

7. How will the merger affect Zimmer or Biomet’s community involvement?

Both Biomet and Zimmer pride themselves on community involvement. You can expect the new company to do the same.

Stay in the Know

We’ll continue sharing updates to keep you informed.

In the meantime, if you have questions for the IMO or integration planning teams, we’ll do our best to answer them.

Please submit your questions to one of the following:

Zimmer Employees comingtogether@zimmer.com Biomet Team Members teammemberquestions@biomet.com

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Zimmer and LVB Acquisition, Inc. (“LVB”), the parent company of Biomet, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Zimmer’s and LVB’s management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the possibility that the anticipated synergies and other benefits from the proposed merger of Zimmer and LVB will not be realized, or will not be realized within the expected time periods; the inability to obtain regulatory approvals of the merger (including the approval of antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing the transaction may not be satisfied on a timely basis or at all; the risk that the proposed transaction fails to close for any other reason; the risks and uncertainties related to Zimmer’s ability to successfully integrate the operations, products and employees of Zimmer and Biomet; the effect of the potential disruption of management’s attention from ongoing business operations due to the pending merger; the effect of the announcement of the proposed merger on Zimmer’s and Biomet’s relationships with their respective customers, vendors and lenders and on their respective operating results and businesses generally; risks relating to the value of the Zimmer shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Zimmer’s or Biomet’s debt) on reasonable terms, including the risk that any condition to the closing of the financing committed for the proposed merger and refinancing of Zimmer’s debt is not satisfied; the outcome of any legal proceedings related to the proposed merger; the risks and uncertainties normally incidental to the orthopaedic industry, including price and product competition; the success of the companies’ quality and operational excellence initiatives; changes in customer demand for Zimmer’s or Biomet’s products and services caused by demographic changes or other factors; the impact of healthcare reform measures, including the impact of the U.S. excise tax on medical devices; reductions in reimbursement levels by third-party payors and cost containment efforts of healthcare purchasing organizations; dependence on new product development, technological advances and innovation; shifts in the product category or regional sales mix of Zimmer’s or Biomet’s products and services; supply and prices of raw materials and products; control of costs and expenses; the ability to obtain and maintain adequate intellectual property protection; the ability to form and implement alliances; challenges relating to changes in and compliance with governmental laws and regulations, including regulations of the U.S. Food and Drug Administration (the “FDA”) and foreign government regulators, such as more stringent requirements for regulatory clearance of products; the ability to remediate matters identified in any inspectional observations or warning letters issued by the FDA; changes in tax obligations arising from tax reform measures or examinations by tax authorities; product liability and intellectual property litigation losses; the ability to retain the independent agents and distributors who market Zimmer’s and Biomet’s products; dependence on a limited number of suppliers for key raw materials and outsourced activities; changes in general industry and market conditions, including domestic and international growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations; and the impact of the ongoing economic uncertainty affecting countries in the Euro zone on the ability to collect accounts receivable in affected countries. For a further list and description of such risks and uncertainties, see Zimmer’s, LVB’s and Biomet’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.zimmer.com, www.biomet.com or on request from Zimmer or Biomet, as applicable. Zimmer, Biomet and LVB disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in the companies’ respective periodic reports. Readers of this communication are cautioned not to place undue reliance on these forward-looking statements, since, while management believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Additional Information and Where to Find It

Zimmer filed with the U.S. Securities and Exchange Commission (the “SEC”), and the SEC declared effective on September 29, 2014, a registration statement on Form S-4 that includes a consent solicitation statement of LVB that also constitutes a prospectus of Zimmer. INVESTORS AND SECURITYHOLDERS OF LVB ARE URGED TO READ THE CONSENT SOLICITATION/PROSPECTUS AND OTHER FILINGS MADE WITH THE SEC IN CONNECTION WITH THE MERGER CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and consent solicitation statement/prospectus and other documents filed by Zimmer with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or from Zimmer at www.zimmer.com. You may also read and copy any reports, statements and other information filed by Zimmer, LVB and Biomet with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of LVB have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This newsletter will provide you with regular updates on the integration planning process, including updates from the integration planning teams and answers to your questions. It is our goal to provide you with timely and transparent information regarding our progress. The Coming Together newsletter is your ‘go-to’ resource for information related to integration planning.